Exhibit 99.2

ELLOMAY CAPITAL LTD.
9 Rothschild Boulevard, 2nd Floor
Tel Aviv 6688112
 Israel

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
To be held on September 14, 2017
2:00 p.m. Israel time

To Our Shareholders:

Notice is hereby given that the annual general meeting of shareholders, or the Meeting, of Ellomay Capital Ltd. (also referred to hereinafter as "Ellomay" or the "Company") will be held at the Company's offices at 9 Rothschild Boulevard, 2nd Floor, Tel Aviv 6688112, Israel on Thursday, September 14, 2017, at 2:00 p.m., Israel time, and thereafter as it may be adjourned or postponed from time to time.

The agenda of the Meeting will be as follows:

1.	Reelection of Shlomo Nehama, Ran Fridrich, Hemi Raphael and Anita Leviant as directors;

2.	Reelection of Mordechai Bignitz as external director for an additional three-year term;

3.	Approval of compensation of Mordechai Bignitz, the external director nominee;

4.
Reappointment of Somekh Chaikin, a member of KPMG International, as the independent auditors of the Company for the fiscal year ending December 31, 2017 and until the next annual general meeting of the Company's shareholders, and authorization of the Board of Directors to approve, following the approval of the Audit Committee, the remuneration of the independent auditors in accordance with the volume and nature of their services; and

5.	Receipt and consideration of the Auditors' Report and the Financial Statements of the Company for the fiscal year ended December 31, 2016.

The Company's Board of Directors recommends that you vote in favor of the foregoing proposals, all of which are more fully described in the accompanying Proxy Statement.

Only shareholders of record at the close of business on August 15, 2017, or the Record Date, are entitled to notice of, and to vote at, the Meeting or any adjournment(s) or postponement(s) thereof.

The Company expects that the Proxy Statement and the accompanying proxy card will be mailed to shareholders of record (as set forth above) on or about August 17, 2017.

Each of the resolutions to be presented at the Meeting requires the affirmative vote of holders of at least a majority of the ordinary shares voted in person or by proxy at the Meeting on the matter presented for passage. However, the approval of the proposal under Item 2 and a portion of the proposal under Item 3 is required to comply with additional special "disinterested" voting requirements as set forth in the Proxy Statement. Item 5 does not require a shareholder vote.

Joint holders of ordinary shares should note that, pursuant to Article 27.6 of the Company's Second Amended and Restated Articles of Association, the right to vote at the Meeting will be conferred exclusively upon the senior owner among the joint owners attending the Meeting, in person or by proxy, and for this purpose, seniority will be determined by the order in which the names appear in our register of shareholders.

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The Company knows of no other matters to be submitted at the Meeting other than as specified in this Notice of Annual General Meeting of Shareholders. If any other business is properly brought before the Meeting, it is the intention of the persons named as proxies to vote in respect thereof in accordance with the recommendation of the Company's Board of Directors.

Shareholders wishing to express their position on an agenda item for the Meeting may do so by submitting a written statement to the Company's offices at the above address by September 4, 2017. Any position statement received will be furnished to the SEC on Form 6-K, which will be available to the public on the SEC's website at http://www.sec.gov and on the websites of the Israel Securities Authority and Tel Aviv Stock Exchange at http://www.magna.isa.gov.il or http://maya.tase.co.il/, respectively.

Eligible shareholders may present proper proposals for inclusion in the Meeting by submitting their proposals to the Company no later than August 17, 2017. Should changes be made to any proposal or to the agenda of the Meeting after the mailing of this Proxy Statement, the Company will communicate the changes to its shareholders through the publication of a press release, a copy of which will be furnished to the SEC on Form 6-K and available to the public at the abovementioned websites.

If your ordinary shares are held through a member of the Tel Aviv Stock Exchange Clearing house, and you intend to vote your shares at the Meeting in person or by proxy you must deliver to us, via messenger, registered mail or the electronic voting system of the Israel Securities Authority, a confirmation of ownership (ishur baalut) issued by the applicable bank or broker, confirming your ownership of our ordinary shares as of the Record Date, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 5760-2000. You are entitled to receive confirmation of ownership in the branch of the exchange member or by mail to your address (in consideration of mailing fees only), if you so requested in advance for a particular securities account. In the event you wish to vote your ordinary shares by means of a deed of vote, please deliver, along with the confirmation of ownership, the completed and executed second part of the Hebrew form of the deed of vote, filed with the Israel Securities Authority and Tel Aviv Stock Exchange and available at the websites noted above, which must be received by the Company by 10:00 a.m., Israel time, on September 14, 2017 (four hours prior to the Meeting), to be counted for the Meeting. You will receive from the exchange member who holds the shares on your behalf, by e-mail, for no charge, a link to the text of the deed of vote and to the position notices, if any, unless you notified that you are not interested in receiving such links (provided that such notice was provided with respect to a particular securities account and prior to the Record Date). A shareholder is entitled to contact the Company directly and receive the text of the Hebrew deed of vote and position notices, if any. Alternatively, shareholders who hold shares through members of TASE may vote electronically via the electronic voting system of the Israel Securities Authority, up to six hours before the time fixed for the Meeting (i.e., 8:00 a.m. (Israel time) on September 14, 2017). You should receive instructions about electronic voting from the TASE member through which you hold your shares.

You are cordially invited to attend the Meeting. Whether or not you plan to be present at the Meeting and regardless of the number of ordinary shares you own, you are requested to complete and return the enclosed proxy, which is solicited by the Company's Board of Directors, so that your vote may be recorded. The proxy must be received by the Company's transfer agent at least 48 hours prior to the appointed time of the Meeting or at the Company's registered office in Israel at least four (4) hours prior to the appointed time of the Meeting to be counted for the Meeting. If you are a record shareholder present at the Meeting and desire to vote in person, you may revoke your appointment of proxy up to one hour prior to the Meeting so that you may vote your shares personally.

By Order of the Board of Directors, /s/ Shlomo Nehama Shlomo Nehama Chairman of the Board of Directors

August 10, 2017

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ELLOMAY CAPITAL LTD.
9 Rothschild Boulevard, 2nd Floor
Tel Aviv 6688112
Israel

PROXY STATEMENT FOR AN ANNUAL GENERAL MEETING OF SHAREHOLDERS
 To be held on September 14, 2017
2:00 p.m. Israel time
____________________________________

The annual general meeting of shareholders, or the Meeting, of Ellomay Capital Ltd. (also referred to hereinafter as "Ellomay," the "Company," "us," "we" or "our") will be held at our offices at 9 Rothschild Boulevard, 2nd Floor, Tel Aviv 6688112, Israel on Thursday, September 14, 2017, at 2:00 p.m., Israel time, and thereafter as it may be adjourned or postponed from time to time.

SOLICITATION OF PROXIES

It is proposed that at the Meeting, resolutions be adopted as follows:

1.	Reelection of Shlomo Nehama, Ran Fridrich, Hemi Raphael and Anita Leviant as directors;

2.	Reelection of Mordechai Bignitz as external director for an additional three-year term;

3.	Approval of compensation of Mordechai Bignitz, the external director nominee;

4.
Reappointment of Somekh Chaikin, a member of KPMG International, as the independent auditors of the Company for the fiscal year ending December 31, 2017 and until the next annual general meeting of the Company's shareholders, and authorization of the Board of Directors to approve, following the approval of the Audit Committee, the remuneration of the independent auditors in accordance with the volume and nature of their services; and

5.	Receipt and consideration of the Auditors' Report and the Financial Statements of the Company for the fiscal year ended December 31, 2016.

The proxy materials are being mailed to our shareholders as of August 15, 2017, or the Record Date, on or about August 17, 2017.

A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed.  Upon the receipt of a properly signed and dated proxy in the form enclosed, which is received in time and not revoked prior to the Meeting, either of the proxies, with full power of substitution, will vote, as proxy, the ordinary shares represented thereby at the Meeting in accordance with the instructions indicated on the proxy, or, if no direction is indicated, in accordance with the recommendation of our Board of Directors as set forth below. In order to be counted at the Meeting, your proxy must be received either by our transfer agent by 2:00 p.m. (Israel time) on September 12, 2017 (forty-eight hours prior to the Meeting), or at our registered office in Israel by 10:00 a.m. (Israel time) on September 14, 2017 (four hours prior to the Meeting).

The enclosed form of proxy is solicited by our Board of Directors for use at the Meeting and at any adjournments or postponements of the Meeting. All expenses of this solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, directors, officers, and employees of the Company, without receiving additional compensation, may solicit proxies by telephone, in person, or by other means.  Brokerage firms, nominees, fiduciaries, and other custodians have been requested to forward proxy solicitation materials to the beneficial owners of ordinary shares of the Company held of record by such persons, and the Company will reimburse such brokerage, nominees, fiduciaries, and other custodians for reasonable out-of-pocket expenses incurred by them in connection therewith.

The proxy may be revoked at any time prior to its exercise by notice in writing of the shareholder to us, delivered at our address above up to one hour prior to the Meeting and indicating that its/his/her proxy is revoked, or by timely submitting another proxy with a later date. If you hold your ordinary shares in "street name," meaning in the name of a bank, broker or other record holder, you must either direct the record holder of your ordinary shares on how to vote your ordinary shares or obtain a legal proxy from the record holder to vote such ordinary shares at the Meeting on behalf of the record holder as well as a statement from such record holder that it did not vote such ordinary shares.

If your ordinary shares are held through a member of the Tel Aviv Stock Exchange Clearinghouse, and you intend to vote your shares at the Meeting in person or by proxy you must deliver to us, via messenger, registered mail or the electronic voting system of the Israel Securities Authority, a confirmation of ownership (ishur baalut) issued by the applicable bank or broker, confirming your ownership of our ordinary shares as of the Record Date, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 5760-2000. You are entitled to receive confirmation of ownership in the branch of the exchange member or by mail to your address (in consideration of mailing fees only), if you so requested in advance for a particular securities account. In the event you wish to vote your ordinary shares by means of a deed of vote, please deliver, along with the confirmation of ownership, the completed and executed second part of the Hebrew form of the deed of vote, filed with the Israel Securities Authority and the Tel Aviv Stock Exchange and available at the websites noted in the notice of the Meeting, which must be received by us by 10:00 a.m., Israel time, on September 14, 2017 (four hours prior to the Meeting), to be counted for the Meeting. You will receive from the exchange member who holds the shares on your behalf, by e-mail, for no charge, a link to the text of the deed of vote and to the position notices, if any, unless you notified that you are not interested in receiving such links (provided that such notice was provided with respect to a particular securities account and prior to the Record Date). Alternatively, shareholders who hold shares through members of TASE may vote electronically via the electronic voting system of the Israel Securities Authority, or the ISA, up to six hours before the time fixed for the Meeting (i.e., 8:00 a.m. (Israel time) on September 14, 2017). You should receive instructions about electronic voting from the TASE member through which you hold your shares.

RECORD DATE; QUORUM

Only shareholders of record at the close of business on August 15, 2017 are entitled to notice of, and to vote at, the Meeting or any adjournment(s) or postponement(s) thereof. As of August 9, 2017, we had 10,675,608 issued and outstanding ordinary shares (this number does not include 258,046 ordinary shares all of which were repurchased by us, that were held by us at that date by us as treasury shares under Israeli law). Each ordinary share, other than ordinary shares held by us as treasury shares, is entitled to be counted for purposes of a quorum and to one vote on each matter to be voted on at the Meeting. Our Second Amended and Restated Articles of Association, or the Articles, do not provide for cumulative voting for the election of directors or for any other purpose.

The presence at the Meeting, in person or by proxy, of two or more shareholders holding more than 25% of the voting rights of the Company, will constitute a quorum. All ordinary shares represented in person or by proxy (including broker non-votes and shares that abstain or do not vote with respect to one or more of the matters to be voted upon) will be counted for purposes of determining whether a quorum exists. If within half an hour from the time appointed for the Meeting a quorum is not present, the meeting shall stand adjourned on the same day, in the next week, at the same time and place. The requisite quorum at an adjourned meeting shall be any two or more members, present in person or by proxy at the meeting.

VOTING RIGHTS; REQUIRED VOTES

The votes of all shareholders voting on a proposal are counted. Abstentions and broker non-votes will not be treated as either a vote "for" or "against" a proposal. "Broker non-votes" are shares held by brokers or other nominees which are present in person or represented by proxy, but which are not voted on a particular matter because instructions have not been received from the beneficial owner of the shares. Brokers and other nominees have discretionary voting authority under the applicable rules of the New York Stock Exchange to vote on "routine" matters. Please note that the uncontested election of directors is not considered a "routine" matter under such rules. This means that if a brokerage firm holds your shares on your behalf, those shares will not be voted in the election of directors, or with respect to the other non-routine matters on the agenda of the Meeting, unless you provide voting instructions to your brokerage firm or obtain a proxy from your brokerage firm and vote the shares yourself, in person or by proxy.

Each of the resolutions to be presented at the Meeting requires the affirmative vote of holders of at least a majority of the ordinary shares voted in person or by proxy at the Meeting on the matter presented for passage. However, the approval of the proposal under Item 2 and a portion of the proposal under Item 3 is also required to comply with additional special "disinterested" voting requirements as set forth herein.  Item 5 does not require a shareholder vote.

TERMS OF SERVICE AND EMPLOYMENT OF EXECUTIVE OFFICERS AND DIRECTORS

For information concerning the terms of service and employment of our five most highly compensated office holders during or with respect to the year ended December 31, 2016 see "Item 6.B: Directors, Senior Management and Employees – Compensation" of our Annual Report on Form 20-F for the year ended December 31, 2016, filed with the Securities and Exchange Commission, or the SEC, on March 31, 2017. An "office holder" is defined under the Israeli Companies Law, 1999, or, as amended from time to time, the Companies Law, as a general manager, chief business manager, vice general manager, any other person assuming the responsibilities of any of the foregoing positions without regard to such person's title, and a director, or manager directly subordinate to the general manager.

PRINCIPAL SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of August 9, 2017, by each person known by us to be the beneficial owner of 5.0% or more of our ordinary shares. Each of our shareholders has identical voting rights with respect to its shares. All of the information with respect to beneficial ownership of the ordinary shares is given to the best of our knowledge based on public filings by the shareholders (the most recent is a Schedule 13D/A filed on September 3, 2013) and on information provided by them.

To our knowledge, except as otherwise indicated in the footnotes to this table, each shareholder in the table has sole voting and investment power for the ordinary shares shown as beneficially owned by them.

	Ordinary Shares Beneficially Owned(1)	Percentage of Ordinary Shares Beneficially Owned

Shlomo Nehama (2)(5)	4,016,842	37.6%
Kanir Joint Investments (2005) Limited Partnership (3)(4)(5)(6)	2,699,350	25.3%
___________________________

* Represents beneficial ownership of less than 1% of ordinary shares.

(1)
As used in this table, "beneficial ownership" means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security as determined pursuant to Rule 13d-3 promulgated under the U.S. Securities Exchange Act of 1934, as amended. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from August 9, 2017 through the exercise of any option or warrant. Ordinary shares subject to options or warrants that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options or warrants, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based on a total of 10,675,608 ordinary shares outstanding as of August 9, 2017. This number of outstanding ordinary shares does not include a total of 258,046 ordinary shares held at that date as treasury shares under Israeli law, all of which were repurchased by us. For so long as such treasury shares are owned by us they have no rights and, accordingly, are neither eligible to participate in or receive any future dividends which may be paid to our shareholders nor are they entitled to participate in, be voted at or be counted as part of the quorum for, any meetings of our shareholders.

(2)
The 4,016,842 ordinary shares beneficially owned by Mr. Nehama consist of: (i) 3,551,869 ordinary shares held by S. Nechama Investments (2008) Ltd., or Nechama Investments, which constitute approximately 33.3% of our outstanding ordinary shares and (ii) 464,973 ordinary shares and held directly by Mr. Nehama, which constitute approximately 4.4% of our outstanding ordinary shares. Mr. Nehama, as the sole officer, director and shareholder of Nechama Investments, may be deemed to indirectly beneficially own any ordinary shares owned by Nechama Investments, which constitute (together with his shares) approximately 37.6% of our outstanding ordinary shares.

(3)
Kanir Joint Investments (2005) Limited Partnership, or Kanir, is an Israeli limited partnership. Kanir Ltd., in its capacity as the general partner of Kanir, has the voting and dispositive power over the ordinary shares directly beneficially owned by Kanir. As a result, Kanir Ltd. may be deemed to indirectly beneficially own the ordinary shares beneficially owned by Kanir. Messrs. Hemi Raphael and Ran Fridrich, who are members of our Board of Directors, are the sole directors of Kanir Ltd. and Mr. Raphael is a majority shareholder of Kanir Ltd. As a result, Messrs. Raphael and Fridrich may be deemed to indirectly beneficially own the ordinary shares beneficially owned by Kanir, which constitute, together with their holdings as set forth in footnote (4), 29.5% and 26.4%, respectively, of our outstanding ordinary shares. Kanir Ltd. and Messrs. Raphael and Fridrich disclaim beneficial ownership of such ordinary shares except to the extent of their respective pecuniary interest therein, if any.

(4)
Mr. Raphael beneficially owns 454,524 ordinary shares, consisting of: (i) 314,514 ordinary shares held by a BVI private company wholly-owned by Mr. Raphael, which constitute approximately 2.9% of our outstanding shares and (ii) 140,010 ordinary shares held directly by Mr. Raphael, which constitute approximately 1.3% of our outstanding shares. Mr. Raphael, as the sole officer, director and shareholder of such private company, may be deemed to indirectly beneficially own any ordinary shares beneficially owned by such private company, which constitute (together with the shares held directly by him) approximately 4.3% of our outstanding ordinary shares. Mr. Fridrich directly owns 116,787 ordinary shares, which constitute approximately 1.1% of our outstanding shares.

(5)
On March 24, 2008, Kanir and Nechama Investments entered into a shareholders agreement, or the 2008 Shareholders Agreement. By virtue of the 2008 Shareholders Agreement, Mr. Nehama, Nechama Investments, Kanir, Kanir Ltd., and Messrs. Raphael and Fridrich may be deemed to be members of a group that holds shared voting power with respect to 6,251,219 ordinary shares, which constitute approximately 58.6% of our outstanding ordinary shares, and holds shared dispositive power with respect to 5,348,480 ordinary shares, which constitute 50.1% of the outstanding ordinary shares. Accordingly, taking into account the shares directly held by Messrs. Nehama, Raphael (taking into account also shares held by the private company wholly-owned by him) and Fridrich, they may be deemed to beneficially own approximately 62.9%, 62.8% and 59.7%, respectively, of our outstanding ordinary shares. Each of Mr. Nehama and Nechama Investments disclaims beneficial ownership of the ordinary shares beneficially owned by Kanir. Each of Kanir, Kanir Ltd. and Messrs. Raphael and Fridrich disclaims beneficial ownership of the ordinary shares beneficially owned by Nechama Investments. A copy of the 2008 Shareholders Agreement was filed with the SEC on March 31, 2008 as Exhibit 14 to an amendment to a Schedule 13D and is not incorporated by reference herein.

(6)
Bonstar Investments Ltd., or Bonstar, an Israeli company, holds 233,258 ordinary shares, which constitute approximately 2.2% of the outstanding ordinary shares. Bonstar is a limited partner of Kanir and assisted Kanir in the financing of the purchase of some of its ordinary shares. Accordingly, Bonstar may be deemed to be a member of a group with Kanir and its affiliates, although there are no agreements between Bonstar and either of such persons and entities with respect to the ordinary shares beneficially owned by each of them. Mr. Joseph Mor and Mr. Ishay Mor are the sole shareholders of Bonstar and Mr. Joseph Mor serves as the sole director of Bonstar. Messrs. Joseph Mor and Ishay Mor also hold, through a company jointly held by them, 175,000 ordinary shares, which constitute approximately 1.6% of the outstanding ordinary shares. By virtue of their control over Bonstar and the other company, Messrs. Joseph Mor and Ishay Mor may be deemed to indirectly beneficially own the 408,258 ordinary shares beneficially owned by Bonstar and by the other company, which constitute approximately 3.8% of the ordinary shares. Each of Bonstar and Messrs. Joseph Mor and Ishay Mor disclaims beneficial ownership of the ordinary shares beneficially owned by Kanir and Nechama Investments, except to the extent of their respective pecuniary interest therein, if any.

 MATTERS SUBMITTED TO SHAREHOLDERS

ITEM 1

REELECTION OF DIRECTORS

Background

At the Meeting, the shareholders will elect directors to serve on our Board of Directors. Our Articles provide that, unless otherwise prescribed by a resolution adopted at a meeting of our shareholders, the Board shall consist of not less than four (4) nor more than eight (8) directors (including the external directors appointed as required under the Israeli Companies Law, 1999, or, the Companies Law). The directors (other than the external directors) are elected annually at our annual general meeting of shareholders and remain in office until the next annual general meeting, unless a director has previously resigned, vacated his/her office, or was removed in accordance with our Articles. Our Board of Directors may elect additional directors to the Board of Directors.

Our Board of Directors is currently composed of the following six directors: Shlomo Nehama, Ran Fridrich, Hemi Raphael, Anita Leviant, Barry Ben Zeev and Mordechai Bignitz. Shlomo Nehama, Ran Fridrich, Hemi Raphael and Anita Leviant are standing for reelection. Mordechai Bignitz, one of our external directors, is standing for reelection for a third three-year term (see Item 2 below) and the current service term of Barry Ben Zeev, our other external director, expires in December 2018.

General

We are unaware of any reason why any of the nominees, if elected, should be unable to serve as a member of our Board of Directors. If any of the nominees are unable to serve, the persons named as proxies, or either one of them, will vote the shares represented thereby "FOR" the election of other nominees proposed by our Board of Directors. All nominees listed below have advised the Board of Directors that they intend to serve as members of the Board of Directors if elected.

As a controlled company, within the meaning set forth in the NYSE American (formerly NYSE MKT) Company Guide, we are exempt from the requirement that a majority of a company's board of directors qualify as independent directors within the meaning set forth in the NYSE American Company Guide and from the NYSE
 American Company Guide requirement regarding the process for the nomination of directors; instead, we follow Israeli law and practice in connection with board composition and nominations.

Pursuant to the requirements of Section 224B(a) of the Companies Law, each of the director nominees provided us with a declaration prior to the publication of the notice of annual general meeting of shareholders. These declarations are available for review at our offices, at the address set forth above, during regular business hours.

The following information is supplied with respect to each person nominated and recommended to be elected by our Board of Directors and is based upon our records and information furnished to the Board of Directors by the nominees.

The nominees for directors are:

Name	Age	Position with the Company
Shlomo Nehama	62	Chairman of the Board
Ran Fridrich(1)	64	Director and Chief Executive Officer
Hemi Raphael	65	Director
Anita Leviant(1)(2)	62	Director
__________________________
(1)	Member of the Company's Advisory Committee.
(2)	Member of the Company's Audit Committee and Compensation Committee.

Shlomo Nehama has served as a director and Chairman of the Board of Ellomay since March 2008. From 1998 to 2007, Mr. Nehama served as the Chairman of the Board of Bank Hapoalim B.M., one of the largest Israeli banks. In 1997, together with the late Ted Arison, he organized a group of American and Israeli investors who purchased Bank Hapoalim from the State of Israel. From 1992 to 2006, Mr. Nehama served as the Chief Executive Officer of Arison Investments. From 1982 to 1992, Mr. Nehama was a partner and joint managing director of Eshed Engineers, a management consulting firm. He also serves as a director in several philanthropic academic institutions, on a voluntary basis. Mr. Nehama is a graduate of the Technion - Institute of Technology in Haifa, Israel, where he earned a degree in Industrial Management and Engineering. Mr. Nehama received an honorary doctorate from the Technion for his contribution to the strengthening of the Israeli economy.

Ran Fridrich has served as a director of Ellomay since March 2008, as our interim chief executive officer since January 2009, and as our chief executive officer since December 2009. Mr. Fridrich is the co-founder and executive director of Oristan, Investment Manager, an investment manager of CDO Equity and Mezzanine Funds and a Distress Fund, established in June 2004. In January 2001 Mr. Fridrich founded the Proprietary Investment Advisory, an entity focused on fixed income securities, CDO investments and credit default swap transactions, and served as its investment advisor through January 2004. Prior to that, Mr. Fridrich served as the chief executive officer of two packaging and printing Israeli companies, Lito Ziv, a public company, from 1999 until 2001 and Mirkam Packaging Ltd. from 1983 until 1999. Mr. Fridrich also serves as a director of Cargal Ltd. since September 2002 and since 2007 as a director in Plastosac. Mr. Fridrich is a graduate of the Senior Executive Program of Tel Aviv University.

Hemi Raphael has served as a director of Ellomay since June 2006. Mr. Raphael is an entrepreneur and a businessman involved in various real estate and financial investments. Mr. Raphael also serves as a director of Cargal Ltd. since May 2004 and of Dorad Energy Ltd. Prior thereto, from 1984 to 1994, Mr. Raphael was an active lawyer and later partner at the law firm of Goldberg Raphael & Co. Mr. Raphael holds an LLB degree from the School of Law at the Hebrew University of Jerusalem and he is a member of the Israeli Bar Association and the California Bar Association.

Anita Leviant has served as a director of Ellomay since March 2008. Ms. Leviant heads LA Global Consulting, a practice specializing in representing and consulting global oriented companies in IPO process. LAGC represents and consults investors and corporations on business and regulatory issues, in Fintech and Cyber investments, in cross border and financial transactions, banking and capital markets. LAGC provides through its Tel Aviv head office and its London based subsidiary soft lending for overseas l business in Israel and in the UK. For a period of twenty years, until 2006, Ms. Leviant held several senior positions with Hapoalim Banking group including EVP Deputy Head of Hapoalim Europe and Global Private Banking and EVP General Global Counsel of the group, and served as a director in the overseas subsidiaries of Bank Hapoalim. Prior to that, Ms. Leviant was an associate in GAFNI & CO. Law Offices in Tel Aviv where she specialized in Liquidation, Receivership and Commercial Law and was also a Research Assistant to the Law School Dean in the Tel Aviv University specialized in Private International Law. Ms. Leviant holds a LL.B degree from Tel Aviv University Law School and is a member of both the Israeli and the New York State Bars. Ms. Leviant currently also serves as President of the Israel-British Chamber of Commerce, Council Member of the UK- Israel Tech Council, Board Member of the Federation of Bi-Lateral Chambers of Commerce and a Co-Founder of the Center for Arbitration and Dispute Resolutions Ltd. Ms. Leviant is a certified mediator.

Information about Barry Ben Zeev, one of our external directors (whose current service term expires in December 2018):

Barry Ben Zeev has served as an external director of Ellomay since December 30, 2009. Mr. Ben Zeev is a business strategic consultant. From 1978 to 2008, Mr. Ben Zeev served in various positions with Bank Hapoalim. During 2008, he served as the bank's Deputy CEO and as its CFO, in charge of the financial division. From 2001 to 2007, he served as the bank's Deputy CEO in charge first of the private international banking division and then of the client asset management division. Mr. Ben Zeev has served on the board of many companies, including as a director on the board of the Israeli Stock Exchange in 2006-2007. He currently serves as a director of Partner Communications Ltd. (NASDAQ and TASE: PTNR), Kali Equity Markets, Hiron-Trade Investments & Industries Buildings Ltd. (TASE: HRON) and Poalim Asset Management (UK) Ltd., a subsidiary of Bank Hapoalim B.M. and on the advisory board of the Bereishit Fund. Mr. Ben Zeev also serves as an independent director and Head of Investment Committee at Altshuler Shaham Pension & Gemel B.M. Mr. Ben Zeev holds an MBA from Tel-Aviv University specializing in financing, and a BA in Economics from Tel-Aviv University.

As previously approved by our shareholders, we pay our non-executive directors (Anita Leviant, Barry Ben Zeev and Mordechai Bignitz) remuneration for their services as directors based on the minimum fees permitted by the Companies Regulations (Rules for Compensation and Expenses of External Directors), 5760-2000, or the Compensation Regulations. The current minimum cash amounts applicable to us pursuant to the Compensation Regulations are an annual fee of NIS 51,955 (equivalent to approximately $14,412) and an attendance fee of NIS 1,835 (equivalent to approximately $509) per meeting (board or committee). These amounts are updated once a year based on increases in the Israeli Consumer Price Index as compared to the base index set forth in the Compensation Regulations. According to the Compensation Regulations, which we apply to all our non-executive directors, the directors are entitled to 60% of the meeting fee if they participated at the meeting by teleconference and not in person, and to 50% of the meeting fee if resolutions were approved in writing, without convening a meeting. In addition, each of these non-executive directors receives an annual grant of options to purchase 1,000 ordinary shares under the terms and conditions set forth in our 1998 Share Option Plan for Non-Employee Directors. The compensation for Mr. Mordechai Bignitz during his proposed third three-year term as external director is presented for shareholder approval at the Meeting under Item 3 below.

Messrs. Nehama, Fridrich and Raphael waived their right to receive the aforementioned director fees and options in connection with the execution of a management services agreement, as amended, or the Management Services Agreement, among us, Kanir and Meisaf Blue & White Holdings Ltd., or Meisaf. Based on the terms of the Management Services Agreement, as amended, in consideration of the performance of the management services and the board services, we agreed to pay Kanir and Meisaf an aggregate annual services fee in the amount of $400,000 plus value added tax pursuant to applicable law, in equal parts and quarterly payments. The current term of the Management Services Agreement expires on the earlier of: (i) June 17, 2019, (ii) the termination of service of either of the Kanir and Nechama Investments affiliates on our Board of Directors, or (iii) a date that is six (6) months following the delivery of a written termination notice by Meisaf and Kanir to us or by us to Meisaf and Kanir.

Each of our directors also received an indemnification undertaking and an exemption letter, forms of which were attached as exhibits to our annual report on Form 20-F for the year ended December 31, 2012, filed with the SEC on March 25, 2013, or the 2012 Annual Report, and each of them is also included in our directors and officers' liability insurance policy.

Required Vote

The adoption of this proposal requires the affirmative vote of a majority of the ordinary shares of the Company voted in person or by proxy at the Meeting.

Proposal

At the Meeting, our Board of Directors will propose that the following resolution be adopted:

"RESOLVED, to reelect each of Shlomo Nehama, Ran Fridrich, Hemi Raphael and Anita Leviant, as directors of the Company to hold office until the next annual general meeting of the Company's shareholders and until their respective successors are duly elected and qualified."

Shareholders may vote on the appointment of each director nominee separately on the attached proxy card. Upon the receipt of a properly signed and dated proxy and unless otherwise instructed in the proxy, either of the persons named in the enclosed proxy will vote the shares represented thereby "FOR" the above-mentioned proposal.

ITEM 2

REELECTION OF EXTERNAL DIRECTOR

Background

Companies incorporated under the laws of Israel whose shares have been offered to the public, such as our company, are required by the Companies Law to have at least two external directors. Each external director may serve for up to three terms of three years. However, pursuant to the Israeli Companies Regulations (Relief for Public Companies with Shares Listed for Trading on a Stock Market Outside of Israel), 5760-2000, or the Relief Regulations, Israeli companies listed on certain stock exchanges outside Israel, including the NYSE American, such as our company, may appoint an outside director for additional terms of not more than three years each, subject to certain conditions including the confirmation by the audit committee and board of directors that, in light of the external director's expertise and special contribution to the work of the Board of Directors and its committees, the reelection for such additional period is beneficial to the company and the requirement to present the reasons for such proposed reelection to the company's shareholders. Our other directors are elected annually.

Our currently serving external directors are Mordechai Bignitz, whose service term is due to end on December 19, 2017 and Barry Ben Zeev, whose service term is due to end on December 29, 2018. Mr. Bignitz was elected for his first three-year term in the general meeting of our shareholders held on December 20, 2011 and for his second three-year term in the general meeting of our shareholders held on September 11, 2014, and is standing for reelection for an additional three-year term, commencing December 20, 2017.

The Companies Law prescribes the requirements and qualifications of an external director. Among other requirements and limitations, in order to qualify as an external director an individual may not be a relative of a controlling shareholder and she or he, or her or his relative, partner, employer, direct or indirect supervisor or an entity she or he controls, may not have, and may not have had at any time during the previous two years, any affiliation to the company, the controlling shareholder of the company or a relative of the controlling shareholder of the company or to an entity that, on the date of appointment of during the preceding two years, is or was controlled by the company or by the company's controlling shareholder. The term affiliation includes: an employment relationship, a business or professional relationship maintained on a regular basis, control, and service as an office holder. In addition, no individual may serve as an external director if the individual's position or other activities create or may create a conflict of interest with his or her role as an external director or if she or he, or her or his relative, partner, employer, direct or indirect supervisor, or an entity she or he controls, has other than negligible business or professional relations with any of the persons with which the external director himself may not be affiliated, even if such relations are not routine. In addition, at least one of the external directors must have "accounting and financial expertise" and any other external director must have "accounting and financial expertise" or "professional qualification," as such terms are defined by regulations promulgated under the Companies Law.

For a period of two years following the termination of services as an external director, the company, its controlling shareholder and any entity the controlling shareholder controls may not provide any benefit to such former external director, directly or indirectly. The prohibited benefits include the appointment as an office holder in the company or the controlled entity, employment of, or receipt of professional services from, the former external director for compensation, including through an entity such former external director controls. The same prohibition applies to the former external director's spouse and child for the same two-year period and to other relatives of the external director for a period of one year following the termination of services as an external director.

All of the external directors of a company must be members of its audit committee and compensation committee and at least one external director is required to serve on every committee authorized to exercise any of the powers of the board of directors. Mr. Bignitz is a member of our Audit Committee and Compensation Committee.

General

At the Meeting, our shareholders will be asked to reelect Mordechai Bignitz as an external director for an additional term of three years, commencing December 20, 2017. We are unaware of any reason why Mr. Bignitz, if elected, should be unable to serve as a member of our Board of Directors. If Mr. Bignitz is unable to serve, the persons named in the proxy, or either one of them, will vote the shares represented thereby "FOR" the election of another nominee proposed by our Board of Directors. Mr. Bignitz advised the Board of Directors that he intends to serve as a member of the Board of Directors if elected.

Pursuant to the requirements of Section 241 of the Companies Law, Mr. Bignitz provided us with a "Declaration of Competence" prior to the publication of the notice of annual general meeting of shareholders, declaring that he fulfills all the qualifications of an external director under the Companies Law and that he has the requisite accounting and financial expertise. Such declaration also includes a confirmation of fulfillment of the qualifications of an independent director and member of an audit committee under the applicable SEC rules and regulations and the NYSE American Company Guide. Such declarations are available for review at our offices, at the address set forth above, during regular business hours.

The following information is supplied with respect to Mr. Bignitz, who is nominated for the position of external director and recommended to be elected by our Board of Directors and is based upon our records and information furnished to the Board of Directors by the nominee:

Mordechai Bignitz, age 66, has served as an external director of Ellomay since December 20, 2011. Mr. Bignitz is involved in economic and financial consulting and investment management and currently serves as Chairman and CEO of OWC Pharmaceutical Corporation (OTC: OWCP). From 2006 to 2015, Mr. Bignitz served as the chairman of the investment committee of Migdal Capital Trust Ltd. From 2009 to 2011, Mr. Bignitz served as CEO of Geffen Green Energy Ltd., an Israeli private company. From 2006 to 2010, Mr. Bignitz served as a director of Leader Capital Markets Ltd. (TASE: LDRC), from 2007 to 2010 he served as a director of Leader Holdings & Investments Ltd. (TASE: LDER) and from 2010 to 2013 he served as a director of Ablon Ltd. From 2004 to 2007, Mr. Bignitz served as CEO of Advanced Paradigm Technology. From 1992 to 2004, Mr. Bignitz served as director and CFO of DS Capital Markets. From 1994 to 1996, Mr. Bignitz served as Managing Director of Dovrat, Shrem & Co. Trading Ltd. From 1991 to 1994 Mr. Bignitz served as Vice President and CFO of Dovrat Shrem & Co. and prior to that he served as Vice President of Clal Retail Chains (a subsidiary of the Clal Group) and Vice President & CFO of Clal Real Estate Ltd. Mr. Bignitz serves as a director of ARAD Investment and Industrial Development Ltd. (TASE: ARD), TechCare Corp. (OTC: TECR) and Globe Oil Explorations Ltd. Mr. Bignitz is a CPA, holds a BA in Accounting and Economics from Tel-Aviv University and completed the Executive Program in Management and Strategy in Retail at Babson College in Boston. Mr. Bignitz qualifies as an external director according to the Companies Law.

Required Vote

Pursuant to the Companies Law, the reelection of an external director nominated by a company's board of directors (as is the case with Mr. Bignitz's nomination) requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the shares of non-controlling shareholders and shareholders who do not have a personal interest in the resolution (excluding a personal interest that is not related to a relationship with the controlling shareholders) are voted in favor of the election of the external director or (ii) the total number of shares of non-controlling shareholders and of shareholders who do not have a personal interest in the resolution (excluding a personal interest that is not related to a relationship with the controlling shareholders) voted against the election of the external director does not exceed two percent of the outstanding voting power in the company. The Companies Law sets forth different majority requirements in the event the external director nominates himself for reelection or is nominated for reelection by one of the company's shareholders.

Mr. Shlomo Nehama, our Chairman of the Board and a director nominee, Nechama Investments and Kanir, and Mr. Ran Fridrich, our Chief Executive Officer, and Mr. Hemi Raphael, who are both members of our Board of Directors and director nominees, are each deemed to be our "controlling shareholders" for purposes of Section 268 of the Companies Law due to their holdings as set forth above, their respective positions with such entities and the 2008 Shareholders Agreement.

The Companies Law requires that each shareholder voting on the proposal indicate whether or not the shareholder has a personal interest in the proposal (excluding, as mentioned above, a personal interest that is not related to a relationship with the controlling shareholders). Otherwise, the shareholder is not eligible to vote on this proposal. Under the Companies Law, a "personal interest" of a shareholder (i) includes a personal interest of any member of the shareholder's family or of the shareholder's spouse's family (or a spouse thereof) or a personal interest of a company with respect to which the shareholder (or any of the aforementioned family members) serves as a director or chief executive officer, owns at least 5% of the shares or has the right to appoint a director or chief executive officer, and (ii) excludes an interest arising solely from the ownership of our ordinary shares. Under the Companies Law, in the case of a person voting by proxy for another person, "personal interest" includes a personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote. Shareholders who hold their shares through banks, brokers or other nominees that are members of the TASE should indicate whether or not they have a personal interest as explained above on the form of the deed of vote that we will file on MAGNA, the website of the Israel Securities Authority.

Proposal

At the Meeting, our Board of Directors will propose that the following resolution be adopted:

"RESOLVED, to reelect Mordechai Bignitz as an external director for an additional term of three years, commencing December 20, 2017."

Upon the receipt of a properly signed and dated proxy, which includes an indication as to whether or not the shareholder is a controlling shareholder or has a "personal interest" as explained above, and unless otherwise instructed in the proxy, either of the persons named in the enclosed proxy will vote the shares represented thereby "FOR" the above-mentioned proposal.

ITEM 3

COMPENSATION OF EXTERNAL DIRECTOR

Background

At the Meeting, our shareholders will be asked to approve the compensation of the reelected external director. The compensation of an external director is governed by the Compensation Regulations, is required to be approved at the general meeting at which the external director is elected and cannot generally be revised during the external director's term in office.

General

Mr. Bignitz previously received an indemnification undertaking (which includes an undertaking to provide liability insurance) and an exemption letter, both in the form attached as exhibits to our 2012 Annual Report, and is included in our directors and officers' liability insurance policy.

The proposed cash and equity compensation for Mr. Bignitz during his third three-year term is as follows:

External Directors' Fees

The Compensation Regulations set forth a range of fees that may be paid by Israeli public companies to their external directors, depending upon each company's equity based on the most recent financial statements. If reelected, Mr. Bignitz will be entitled to receive annual and attendance fees equal to the minimum cash amounts permitted to be paid to our external directors pursuant to the Compensation Regulations based on our current category and equity. The current minimum cash amounts permitted to be paid to our external directors pursuant to the Compensation Regulations are an annual fee of NIS 51,955 (equivalent to approximately $14,412) and an attendance fee of NIS 1,835 (equivalent to approximately $509) per meeting (board or committee). According to the Compensation Regulations, an external director is entitled to 60% of the meeting fee if he participated in the meeting by means of communication and not in person, and to 50% of the meeting fee if resolutions were approved in writing, without convening a meeting.

All cash amounts set forth above are updated once a year based on increases in the Israeli consumer price index as compared to the base index set forth in the Compensation Regulations, and are subject to changes in the amounts payable pursuant to Israeli law from time to time.

External Directors' Options

As previously approved by our shareholders, each of our current and future non-employee directors are entitled to receive an annual grant of options to purchase 1,000 ordinary shares, currently representing less than 0.01% of our outstanding ordinary shares, under the terms and conditions set forth in our 1998 Option Plan. These options are valid for a period of 10 years (subject to certain exceptions detailed in the 1998 Option Plan) and have an exercise price equal to the average closing bid and sale prices of the ordinary shares on the grant date, on the market on which the shares are traded.

Based on the terms of the compensation policy applicable to our office holders, or the Compensation Policy, the options granted to our non-employee directors under the 1998 Option Plan vest in one installment on the first anniversary of the grant date of the options, provided that the option holder still serves as a member of our Board of Directors on such date (otherwise, the unvested options will immediately expire on the date of Termination of Service, as such term is defined in the 1998 Option Plan).

In accordance with our Compensation Policy, our Compensation Committee and Board of Directors approved, and recommend that our shareholders approve, the compensation of Mr. Bignitz for his third three-year term as external director as set forth hereinabove.

Required Vote

Pursuant to Section 273 of the Companies Law, the terms of service of members of our Board of Directors that are in accordance with our Compensation Policy generally require the approval of our Compensation Committee, Board of Directors and the affirmative vote of the holders of a majority of the shares present, in person or by proxy, and voting on the matter. The Compensation Regulations require, among other things, that the payment of minimum permitted annual fee and attendance fee and the grant of options to external directors be approved at the shareholders' meeting in which such external director is appointed. The grant of options to an external director generally requires the same "special majority" that is required for the election of the external director (or reelection in the event the external director is nominated by the board of directors), including the requirement to mark whether or not the shareholder as a "personal interest" in the adoption of the resolution, which are more fully described under "Item 2 – Reelection of External Director; Required Vote."

Proposal

At the Meeting, our Board of Directors will propose that the following resolution be adopted:

"RESOLVED, to approve the compensation of Mr. Mordechai Bignitz for his third term as external director, all as described in the Proxy Statement relating to the Meeting, and to determine that this resolution is in the best interest of the Company."

Upon the receipt of a properly signed and dated proxy, which, with respect to the applicable portion of this resolution, includes an indication as to whether or not the shareholder has a "personal interest" as explained above, and unless otherwise instructed in the proxy, either of the persons named in the enclosed proxy will vote the shares represented thereby "FOR" the above-mentioned proposal.

ITEM 4

REAPPOINTMENT OF INDEPENDENT AUDITORS

Background

Shareholders will be asked to reappoint Somekh Chaikin, a member of KPMG International, as our independent auditors for the year ending December 31, 2017 and until the next annual general meeting of our shareholders and to authorize our Board of Directors to approve their fees, following the approval of our Audit Committee, in accordance with the volume and nature of their services. Somekh Chaikin have been our independent auditors since December 2011.

The following table sets forth the fees paid by us and our subsidiaries to our principal independent registered public accounting firms during 2016 and 2015:

	2016	2015
	(in thousands)
Audit Fees(1)	$116	$117
Audit-Related Fees(2)	$47	$16
Tax Fees(3)	$18	$28
All Other Fees	-	-

Total	$181	$161
______________________
(1)
Professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements or services that are normally provided by the accountants in connection with statutory and regulatory filings or engagements.

(2)	Professional services related to due diligence investigations.
(3)	Professional services rendered by our independent registered public accounting firm for international and local tax compliance, tax advice services and tax planning.

Required Vote

The adoption of this proposal requires the affirmative vote of a majority of the ordinary shares of the Company voted in person or by proxy at the Meeting.

Proposal

At the Meeting, our Board of Directors will propose that the following resolution be adopted:

"RESOLVED, to reappoint Somekh Chaikin, a member of KPMG International, as the independent auditors of the Company for the fiscal year ending December 31, 2017, and until the next annual general meeting of shareholders, and that the Board of Directors, following the approval of the Audit Committee, be, and it hereby is, authorized to approve the payment of fees of said independent auditors, considering the volume and nature of their services."

Upon the receipt of a properly signed and dated proxy and unless otherwise instructed in the proxy, either of the persons named in the enclosed proxy will vote the shares represented thereby "FOR" the above-mentioned proposal.

ITEM 5

CONSIDERATION OF THE ANNUAL FINANCIAL STATEMENTS

Background

As required by the Companies Law, our independent auditors' report and audited consolidated financial statements for the fiscal year ended December 31, 2016, will be presented for discussion at the Meeting.

Our audited financial statements for the year ended December 31, 2016 are included in our 2016 Annual Report on Form 20-F, which was filed with the SEC on March 31, 2017. You may receive a hard copy of the complete audited financial statements for the fiscal year ended December 31, 2016, free of charge, upon request. You may review a copy of our filings with the SEC, including exhibits and schedules, and obtain copies of such materials at the SEC's public reference room at Room 1580, 100 F Street, N.E, Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that we file electronically with the SEC. These SEC filings are also available to the public from commercial document retrieval services.

This item will not involve a vote of the shareholders.

PROPOSALS OF SHAREHOLDERS

Any of our shareholders who intend to present a proposal at a shareholders' meeting must satisfy the requirements of the Companies Law. Under the Companies Law, only shareholders who severally or jointly hold at least one percent (1%) of our outstanding voting rights are entitled to request that our Board of Directors include a proposal, in a future shareholders' meeting, provided that such proposal is appropriate to be discussed in such meeting. Any shareholders of the Company who intend to present proposals at the Meeting must submit their proposals in writing to us at the address set forth above, attention: CFO, by no later than August 17, 2017. If our Board of Directors determines that a shareholder proposal is appropriate for inclusion in the agenda in the Meeting, we will publish a revised agenda for the Meeting no later than August 24, 2017 by way of issuing a press release and submitting a Current Report on Form 6-K to the SEC and the ISA.

OTHER BUSINESS

The Board of Directors is not aware of any other matters that may be presented at the Meeting other than those mentioned in the attached Company's Notice of Annual General Meeting of Shareholders. If any other business is properly brought before the Meeting, it is intended that the persons named as proxies, or either one of them, will vote the shares in accordance with the recommendation of our Board of Directors.

By Order of the Board of Directors, /s/ Shlomo Nehama Shlomo Nehama Chairman of the Board of Directors

Tel Aviv, Israel
August 10, 2017